United States securities and exchange commission logo





                               April 5, 2021

       Boon Sim
       Chief Executive Officer and Chief Financial Officer
       Artius Acquisition Inc.
       3 Columbus Circle, Suite 2215
       New York, NY 10019

                                                        Re: Artius Acquisition
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 9, 2021
                                                            File No. 333-254012

       Dear Mr. Sim:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary
       Origin, page 28

   1.                                                   Please provide
additional information about Origin in the Summary section, including a discussion of the stage
of development of its Platform Technology and products, its
                                                        history of net losses
and its expectations around revenue generation. As drafted
                                                        shareholders are
provided with little information regarding the business history or prospects of the target
business, which is material to a decision of how to vote in relation to the proposed
business combination.
   2.                                                   Please provide
additional disclosure explaining the meaning of the terms "carbon neutral,"
                                                        "carbon negative," and
"net zero", as used throughout the prospectus.
 Boon Sim
FirstName   LastNameBoon Sim
Artius Acquisition Inc.
Comapany
April       NameArtius Acquisition Inc.
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Subscription Agreements, page 31

3. We note your disclosure that, concurrently with the execution of the Merger Agreement,
         Artius entered into the Subscription Agreements with the PIPE Investors for an aggregate purchase price equal to $200.0 million for 20 million shares of Combined Company
         Common Stock. Please revise your disclosure to clearly identify the PIPE Investors, including Pepsi, Nestle and Danone, who are identified on page 233 but who do not account for the entire $200 million investment.
Our Board's Reasons for Approval of the Business Combination, page 33

4.       Please provide additional disclosure in this section concerning:
             The basis for the statement Origin is "one of the world's leading carbon negative materials companies", given that it is an early stage company with a history of losses and no revenues;
             The identity of the "trusted third parties" that have validated
Origin   s patented drop-
             in technology, economics and carbon impact;
             The validation process undertaken by these third parties and results thereof; and
             The nature of the support provided by the list of major global customers and investors provided at the bottom of page 33.
5. We note your disclosure both here and throughout the prospectus that Origin has
         "generated approximately $1.0 billion in customer demand in offtake agreements and capacity reservations (including embedded options)". We also note your disclosure starting on page F-35 that these agreements are subject to milestone dates and a liquidated damages provision, and that the company is currently seeking an extension of the milestone dates which are set to commence June 30, 2021. In addition, we note the agreements may be terminated if the company does not commence commercial operations by December 31, 2021. Please revise your disclosure both here and in each place throughout the prospectus that the "$1.0 billion in customer demand" is cited to balance the disclosure with the details provided on pages F-35 to F-36, so that shareholders understand the risks associated with the agreements and the context surrounding the customer demand you reference.

         In addition, please file all offtake agreements as exhibits, or tell us why you do not believe you are required to do so. Based on the prepayments received and your emphasis on the agreements in the registration statement they appear to be material. See Item 601(b)(10) of
         Regulation S-K.
Selected Historical Financial Data of the Combined Company on a Pro Forma Basis, page 47

6. Please disclose your pro forma net loss in the first table on page 48. Risk Factors
Initially, Origin plans to rely solely on a single commercial scale facility., page 56
 Boon Sim
FirstName   LastNameBoon Sim
Artius Acquisition Inc.
Comapany
April       NameArtius Acquisition Inc.
       5, 2021
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7.       We note your disclosure that Origin   s operating plan assumes that
Origin will have one
         commercial scale facility until 2027. This appears to contradict your disclosures throughout the filing that the Origin 2 Plant will be operational in 2025. Please advise and revise where appropriate.
Origin's business relies on proprietary information and other intellectual property. . . ., page 65

8.       You note that "licensing of intellectual property is important to
Origin   s business" and that
         "Origin licenses one or more material patents from the University of California on a non-
         exclusive basis." You have not discussed this license agreement in the Intellectual
         Property section of the prospectus starting on page 180 or elsewhere. We also note your statement on page 181 that Origin has a "strong downstream license portfolio" and your disclosure on page F-44 regarding patent licenses. Please disclose the material terms of each material license agreement, where appropriate, and file each as an exhibit to the filing. Alternatively, provide your analysis as to why such disclosure and filing is not required. See Item 601(b)(10) of Regulation S-K.
The Business Combination
Background of the Business Combination, page 102

9.       In relation to your disclosure that Artius   s Board of Directors
concluded that the Merger
         Agreement, the other agreements contemplated thereby and the Business Combination are fair to, advisable and in the best interests of Artius and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of Origin was determined and approved, including any precedent transactions considered and how the projected financial information was used. Please also disclose any transaction multiples considered in relation to industry medians, if available.
Certain Origin Projected Financial Information, page 109

10. We note your disclosure that Origin provided Artius with its internally prepared base case and upside case forecasts for each of the years in the ten-year period ending 2030. We also note that you have disclosed the "key elements" of the most recent projections provided by the management of Origin to Artius. Please revise this section to disclose all material projections rather than limiting the information to the "key elements" thereof, and clearly disclose the basis and assumptions used to calculate the forecasted financial information.
         In addition, please remove all disclaimers surrounding the financial projections included in the first two paragraphs of this section on page 109 and in the first full paragraph on page 110, namely the statement that the projected financial information is the
         responsibility of Origin   s management. Artius, as the registrant, is
responsible for all
         information in the filing and may not disclaim responsibility for its contents.
11. We note your use of non-GAAP financial measures in the footnotes on page 111. Please revise your disclosure to comply with Item 10(e) of Regulation S-K. We remind you of Non-GAAP Financial Measures C&DI Question 101.04.
 Boon Sim
FirstName   LastNameBoon Sim
Artius Acquisition Inc.
Comapany
April       NameArtius Acquisition Inc.
       5, 2021
April 45, 2021 Page 4
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Material U.S. Federal Income Tax Considerations , page 113

12. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-
         K and, for guidance, Section III.A. of Staff Legal Bulletin No. 19. Unaudited Pro Forma Condensed Combined Financial Information
Other Related Events in Connection with the Business Combination, page 147

13. Please include pro forma adjustments for the issuance of the $10 million of convertible notes and the SPAC transaction conversion of the bridge notes and related derivative liability and the redeemable convertible preferred stock warrants liability, or tell us why the pro forma statements should not include adjustments for these items. We note the disclosure on page F-45.
Expected Accounting Treatment of Business Combination, page 148

14. Please tell us the significant terms of the earnout shares, including to whom the shares will be issued. Provide your analysis of the accounting for the shares, citing the accounting literature to be applied. We note the disclosure on page 148 that the earnout shares are expected to be accounted for as liability classified equity instruments.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2020, page 152

15. Please revise to include items of other income and expenses and any applicable pro forma adjustments in the pro forma columns. Ensure that any changes are properly reflected in the pro forma net loss in the table on page 154.
Comparative Share Information, page 155

16. Please show us how you calculated the Origin equivalent pro forma per share data. Refer to Item 3(f) of Form S-4 and the instruction thereto.
Information About Origin , page 173

17.      We note that the    NaturALL Bottle Alliance" has publicly been
described as a "research
         consortium" among the company, Danone, Nestle Waters, and PepsiCo, Inc. Please provide more detail regarding the obligations of each company in the alliance and how each contributes its efforts to accelerate the development of packaging solutions made with 100% sustainable and renewable resources.
Origin's Platform Technology, page 174

18. The footnote in the diagram on this page is not legible. Please revise and ensure that the
 Boon Sim
FirstName   LastNameBoon Sim
Artius Acquisition Inc.
Comapany
April       NameArtius Acquisition Inc.
       5, 2021
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         footnote clearly explains the meaning of the term "zero untested mechanical processes"
         about which it appears to refer.
Business Strategy, page 178

19. You disclose that Origin has "already generated more than $1.0 billion in customer demand" from existing customers that "alone represent PET demand sufficient to fill the capacity of 20 commercial scale Origin facilities." However, on page 180, you state that you believe you are "ideally positioned to fulfill industry demand" from existing customers that encompass production from one or more of Origin's first three commercial-
         scale plants. Please clarify how many commercial-scale plants you believe you will need to meet the current demand for your products.
Intellectual Property
Patents, page 180

20. We note your disclosure on page 173 that your intellectual property portfolio is comprised of 19 patent families. Please revise your disclosure on page 180 to disclose the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), the jurisdiction of the patents and the expiration of each. If the patent is licensed from a third party pursuant to a license agreement, please specify.
Regulatory , page 181

21. You disclose that the products and intermediates that Origin is producing require compliance with, and in some cases new applications under, the Toxic Substances Control
         Act administered by the U.S. Environmental Protection Agency and that some applications will involve food contact and will be regulated by the U.S. Food and Drug
         Administration. Please provide additional disclosure about the specific regulatory hurdles facing CMF and HTC.
Origin Management's Discussion and Analysis of Financial Condition and Results of Operations
The Business Combination, page 193

22. Please revise so that the amounts relating to the most significant changes in your financial position from the merger shown at the top of page 194 ($925 million net increase in cash and cash equivalents and $863 million net increase in total
stockholders    equity) agree
         with your unaudited pro forma condensed combined balance sheet on page
150. Also,
         disclose the similar amounts assuming maximum redemption.
Liquidity and Capital Resources
Sources of Liquidity, page 197

23. Please discuss your other debt (for example the Stockholder Note and other liabilities) in your discussion of liquidity. Refer to Item 303(b)(1) of Regulation
S-K.
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Artius Acquisition Inc.
Comapany
April       NameArtius Acquisition Inc.
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24. With respect to the Origin plants, please describe any material cash requirements and the anticipated sources of funds needed to satisfy them. Refer to Item 303(b)(1)(ii) of
         Regulation S-K.
Beneficial Ownership of Securities , page 236

25. We note that you fail to mention NewGen Plastics, LLC in the beneficial ownership section. However, on page 232 you disclose that NewGen Plastics, LLC is expected to be the beneficial owner of more than 5% of the Combined Company's capital stock. Please revise or advise.
Origin Financial Statements
Note 3. Property, Plant, and Equipment, page F-34

26. Please tell us the amount of the land value related to your plants and where the amount is included in the table.
Note 6. Offtake Agreements, page F-35

27. With a view towards disclosure, please summarize for us the significant terms of your related party offtake agreements including the milestone dates for construction, the current completion status of your plants and milestones, and the amount of liquidated damages if the milestones are not met. Please also explain the repayment terms of the Nestl agreement, including the fixed percentage in excess of the aggregate lump sum payments
         (page F-38), and how you are accounting for those terms.
Exhibits

28. It does not appear you have filed agreements related to indebtedness as exhibits to the registration statement. Please file the following as exhibits, or provide your analysis as to why you do not believe filing is required: 2019 convertible note financing agreements; 2021 convertible note financing agreements; the Nestl Promissory Note;
         and the Danone Promissory Note. We note that the principal and accrued interest outstanding under the 2019 and 2021 notes will convert into shares of Origin Common
         Stock immediately prior to the closing of the Business Combination; however, Item
         601(b)(10) requires filing of agreements that are to be performed in whole or in part at or after the filing of the registration statement. Please advise.
29. The consent of Marcum LLP refers to their report dated March 4, 2021, however their report on page F-2 is dated March 8, 2021. We further note that their report included in your Form 10-K for the fiscal year ended December 31, 2020 is dated March 4, 2021.
         Please ask Marcum LLP to ensure that the dates for their audit report on pages F-2 and the consent are correct in the next amendment.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Boon Sim
Artius Acquisition Inc.
April 5, 2021
Page 7

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameBoon Sim
                                                           Division of
Corporation Finance
Comapany NameArtius Acquisition Inc.
                                                           Office of Life
Sciences
April 5, 2021 Page 7
cc:       Paul Shim
FirstName LastName